SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 24, 2019 between
LISTED FUNDS TRUST
and
Roundhill Financial Inc.

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Roundhill BITKRAFT Esports & Digital Entertainment ETF	0.50%
Roundhill Sports Betting & iGaming ETF	0.75%
Roundhill Streaming Services & Technology ETF	0.75%
Roundhill Pro Sports, Media & Apparel ETF	0.75%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of December 10, 2020.

LISTED FUNDS TRUST	ROUNDHILL FINANCIAL INC.

By: /s/ Kent P. Barnes	By: Will Hershey
Name: Kent P. Barnes	Name: Will Hershey
Title: Secretary	Title: Chief Executive Officer